Filed Pursuant to Rule 424(b)(3)

Registration No. 333-289794

Prospectus Supplement No. 1

PROSPECTUS

LION GROUP HOLDING LTD.

Dated December 11, 2025

To the Prospectus Dated December 10, 2025

This prospectus supplement amends the information in the “Selling Securityholders” section of our prospectus dated December 8, 2025 relating to the resale of 14,580,732,500 Class A Ordinary Shares in the form of 5,832,293 American Depositary Shares issuable upon the exercise of the Debentures (the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The purpose of this prospectus supplement is to modify the “Selling Securityholders” section of the Prospectus to reflect the change in the ratio of the American Depositary Shares (“ADSs”) evidencing Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”), from one ADS representing two thousand five hundred (2,500) Class A Ordinary Share to one ADS representing thirty-two thousands and five hundreds (32,500) Class A Ordinary Shares (the “Ratio Change”), effective on November 26, 2025, which resulted in a one for thirteen reverse split of issued and outstanding ADSs and had no effect on the Class A Ordinary Shares.

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “LGHL”. On December 10, 2025, the closing price for our ADSs on the Nasdaq Capital Market was $4.49 per ADS.

INVESTING IN OUR ADSS INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2024 AS WELL AS “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

EXPLANATORY NOTE

The references to Purchaser in the “Selling Securityholders” table in the section entitled “Selling Securityholders” are hereby amended and restated to reflect the Ratio Change effective on November 26, 2025.

This prospectus supplement should be read in conjunction with the Prospectus.

SELLING SECURITYHOLDER

This prospectus relates to the offer and resale of up to 14,580,732,500 Class A ordinary shares in the form of 448,637 ADSs, each ADS representing thirty-two thousand and five hundred (32,500) of our Class A ordinary shares, which we refer to as the “Resale ADSs.” The Resale ADSs are issuable upon the conversion of the Notes held by the Selling Securityholder.

Selling Securityholder Table

The Class A ordinary shares in the form of ADSs being offered by the Selling Securityholders are those issuable upon conversion of the Notes, which shall be deposited with the Depositary and issued as ADSs to the Selling Securityholder upon conversion of the Notes. For additional information regarding the issuance of the Notes, see “Certain Transactions and Relationships Between the Company and the Selling Securityholder” below. We are registering the resale by the Selling Securityholders of Class A ordinary shares in the form of ADSs hereunder in order to permit the deposit of such Class A ordinary shares with the Depositary, the issuance of ADSs with respect thereto, and the resale of such ADSs by the Selling Securityholders from time to time. Except for the ownership of the Notes issued pursuant to the Purchase Agreement, the Selling Securityholders have not had any material relationship with us within the past three years.

The table below lists the Selling Securityholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the Class A ordinary shares (including Class A ordinary shares in the form of ADSs, as applicable) held by each of the Selling Securityholder. The second column lists the number of Class A ordinary shares (including Class A ordinary shares in the form of ADSs, as applicable) beneficially owned by the Selling Securityholders, based on their respective ownership of Class A ordinary shares (including Class A ordinary shares in the form of ADSs, as applicable) and debentures, as of December 5, 2025, assuming conversion of the debentures held by the selling securityholder on that date but taking account of any limitations on conversion set forth therein.

The third column lists the Class A ordinary shares in the form of ADSs, being offered by this prospectus by the Selling Securityholder and does not take in account any limitations on conversion of the debentures set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the Notes, this prospectus generally covers the resale of 100% of the maximum number of Class A ordinary shares issued or issuable pursuant to the Notes, including payment of interest on the debentures through the thirty-six (36) month anniversary of the issuance date of such Notes, determined as if the outstanding debentures (including interest on the debentures through the thirty-six (36) month anniversary of the issuance date of such debentures) were converted in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation) at the $2.4348 fixed conversion price of the debentures calculated as of July 31, 2025. Because the conversion price and alternate conversion price of the debentures may be adjusted, the number of Class A ordinary shares that will actually be issued may be more or less than the number of Class A ordinary shares being offered by this prospectus. The fourth column assumes the sale of all of the Class A ordinary shares (whether in the form of ADSs or otherwise) offered by the Selling Securityholders pursuant to this prospectus.

Under the terms of the debentures, the selling securityholder may not convert the debentures to the extent (but only to the extent) the selling securityholder or any of its affiliates would beneficially own a number of shares of our Class A ordinary shares (including Class A ordinary shares in the form of ADSs, as applicable) which would exceed 4.99% of the outstanding Class A ordinary shares of the Company (the “Maximum Percentage”). The number of Class A ordinary shares in the second column reflects these limitations. The Selling Securityholders may sell all, some or none of their Class A ordinary shares in the form of ADSs in this offering. See “Plan of Distribution.”

Information concerning the Selling Securityholders may change over time. Any changed information will be set forth in amendments to the registration statement of which this prospectus forms a part or in supplements to this prospectus, if and when necessary or as otherwise required by law.

Name of Selling Shareholder	Number of Class A Ordinary Shares Owned Prior to Offering		Maximum Number of Class A Ordinary Shares to be Sold Pursuant to this Prospectus (1)		Number of Class A Ordinary Shares Owned After Offering(2)	Percentage Ownership After Offering (%)(3)
ATW Digital Asset Opportunities VI LLC (4)	860,487,081	(5)	14,580,732,500	(6)	32,672,000	0

(1)	Assumes the sale of all shares being offered pursuant to this prospectus.

(2)	Represents the amount of shares that will be held by the selling securityholder after completion of this offering based on the assumptions that (a) all Class A ordinary shares underlying the Notes registered for sale by the registration statement of which this prospectus is part of will be sold, and (b) no other Class A ordinary shares are acquired or sold by the Selling Securityholder prior to completion of this offering. However, the Selling Securityholder is not obligated to sell all or any portion of Class A ordinary shares in the form of ADSs offered pursuant to this prospectus.

(3)	Applicable percentage ownership is based on 16,414,415,000 Class A ordinary shares outstanding as of November 11, 2025, and based on 30,995,147,500 Class A ordinary shares outstanding after the offering.

(4)	ATW Partners Opportunities Fund GP, LLC, the general partner to ATW Digital Asset Opportunities VI LLC, has discretionary authority to vote and dispose of the shares held by ATW Digital Asset Opportunities VI LLC and may be deemed to be the beneficial owner of these shares. Kerry Propper and Antonio Ruiz-Gimenez, each in their capacity as Managing Members of ATW Partners Opportunities Fund GP, LLC, may also be deemed to have investment discretion and voting power over the shares held by ATW Digital Asset Opportunities VI LLC ATW Partners Opportunities Fund GP, LLC, Mr. Propper and Mr. Ruiz-Gimenez each disclaim any beneficial ownership of these shares. The address of the Selling Securityholder is c/o ATW Partners Opportunities Management, LLC 17 State Street, Suite 2100, New York, NY 10004.

(5)	This column lists the number of shares of our Class A ordinary shares beneficially owned by each of ATW Digital Asset Opportunities VI LLC, ATW Opportunities Master Fund II LP, and ATW Opportunities Master Fund (collectively, the “Funds”) which entities are under common control, as of December 5, 2025 after giving effect to the Maximum Percentage (as defined in the paragraph above). Without regard to the Maximum Percentage, as of December 5, 2025, the Funds would beneficially own an aggregate number of 202,528,001,882 Class A ordinary shares, consisting of (A) 110,997,740,507 Class A ordinary shares beneficially owned by ATW Digital Asset Opportunities VI LLC, consisting of (i) 62,291,805,463 Class A ordinary shares underlying the June Note held by this selling securityholder convertible at a floor price of $0.6004 per ADS or $0.0002402 per share (the “June Note Floor Price”), all of which shares are being registered for resale under this prospectus, and (ii) 13,724,434,876 Class A ordinary shares underlying the July Note held by this selling securityholder convertible at a floor price of $0.7432 per ADS or $0.0002973 per share (the “July Note Floor Price” and together with the June Note Floor Price, each a “Floor Price”), all of which shares are being registered for resale under this prospectus, and (iii) 34,981,500,168 Class A ordinary shares underlying the December Note held by this selling securityholder convertible at a floor price of $0.6004 per ADS or $0.0002973 per share (the “December Note Floor Price” and together with the June Note Floor Price and the July Floor Price, each a “Floor Price”), all of which shares are being registered for resale under this prospectus; (B) 38,256,870,803 Class A ordinary shares beneficially owned by ATW Opportunities Master Fund II LP, consisting of (i) 2,771,925,000 Class A ordinary shares underlying the Debenture, dated January 23, 2025, held by ATW Opportunities Master Fund II LP, convertible at a conversion price of $2.4348 per ADS or $0.0009739 per share, none of which shares are being registered for resale under this prospectus; (ii) 32,895,000 Class A ordinary shares underlying the Series H Warrants, none of which are being registered for resale under this prospectus; (iii) 22,125,000 Class A ordinary shares underlying the Series I Warrants, none of which are being registered for resale under this prospectus; (iv) 10,044,645,000 Class A ordinary shares underlying the Series J Warrants, none of which are being registered for resale under this prospectus; (v) 25,019,530,000 Class A ordinary shares underlying the Series K Warrants, none of which are being registered for resale under this prospectus; and (vi) 351,562,500 Class A ordinary shares underlying the Series L Warrants, none of which are being registered for resale under this prospectus; and (C) 53,273,390,572 Class A ordinary shares beneficially owned by ATW Opportunities Master Fund, consisting of (i) 4,375,000,000 Class A ordinary shares underlying the Series D Warrants, none of which are being registered for resale under this prospectus; (ii) 20,275,000,000 Class A ordinary shares underlying the Series E Warrants, none of which are being registered for resale under this prospectus; (iii) 25,000,000,000 Class A ordinary shares underlying the Series F Warrants, none of which are being registered for resale under this prospectus; (iv) 3,571,430,000 Class A ordinary shares underlying the Series G Warrants, none of which are being registered for resale under this prospectus; and (v) 30,672,000 Class A ordinary shares underlying 2,272 ADSs, none of which are being registered for resale under this prospectus.

(6)	For the purposes of the calculations of Class A ordinary shares in the form of ADSs to be sold pursuant to the prospectus we are assuming an event of default under the Notes has not occurred, that the Notes are converted in full at the applicable Floor Price without regard to any limitations set forth therein, and interest on the Notes has accrued through the third anniversary of their issuance and has been converted into ADSs at the applicable Floor Price.

Certain Transactions and Relationships Between the Company and the Selling Securityholder

The Resale ADSs include up to of $5,580,848 in aggregate value of American Depositary Shares representing Class A ordinary shares issuable upon the exercise of the Notes issued to Selling Securityholder in June 2025.

Pursuant to a Securities Purchase Agreement dated June 17, 2025 (“Purchase Agreement”) entered into between the Company and Selling Securityholder (the “Buyer”), subject to certain conditions contained therein, the Company may sell to the Buyer up to an aggregate of $600 million in newly issued senior secured convertible notes. The Purchase Agreement provides for an initial closing of $10,560,000 of Notes in the principal amount of $11,000,000, subject to customary closing conditions. Thereafter, upon 30 trading days after the initial closing and subject to certain conditions, the Company has the option to request the Buyer to purchase additional Notes (the “Company’s Option Closing”), and the Buyer has the option to cause the Company to sell additional Notes (the “Buyer’s Option Closing”), provided that the subsequent closings with respect to Company’s Option Closing and the Buyer’s Option Closing shall not exceed $589 million. The Company has agreed, subject to certain exceptions contained in the Purchase Agreement, to use 75% of the net proceeds from the sale of the Notes to purchase certain cryptocurrency (the “Tokens”) as set forth in the Purchase Agreement. The Notes will be convertible into ADSs issuable upon deposit of the Class A Ordinary Shares, at the option of the holder at the conversion price as set forth in the Notes. Interest is payable quarterly under the Notes at a rate of 8.0% per annum if paid by the Company in cash, or at a rate of 12.0% per annum if paid in ADSs by the Company’s election. The Notes will rank senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Notes) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the subsidiaries and the cryptocurrency purchased with the proceeds of the Notes, as evidenced by a security agreement (“Security Agreement”). The Notes are due on the three-year anniversary of the date of issuance unless earlier converted or repaid. In connection with entering into the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “RRA”). Pursuant to the RRA, the Company will agree to register for resale the Ordinary Shares that are issuable upon conversion of the Notes. If the registration statement covering the resale of the Ordinary Shares is not filed or declared effective by certain dates set forth in the RRA, the Company will be required to pay the Buyers certain amounts as liquidated damages. In connection with entering into the Purchase Agreement, the Company entered into a Right to Receive Tokens agreement (“Right to Receive Tokens”). Pursuant to the Right to Receive Tokens, the Buyer or its permitted assignees will have the right to receive certain Tokens in accordance with the terms of the Right to Receive Tokens upon the Holder’s exercise of the right. If the Company fails to deliver the Tokens, the Company will be required to pay in cash to the Holder an amount calculated based on the number of Tokens and the Tokens’ trading price. In connection with entering into the Purchase Agreement, two of the Company’s subsidiaries (the “Subsidiaries”) will enter into a Guaranty (the “Guaranty”) in favour of the Buyer. Pursuant to the Guaranty, the Subsidiaries jointly and severally guaranteed punctual payments when due and payable of the Company’s obligations under the Purchase Agreement and related transaction documents.

On July 21, 2025 and December 5, 2025, the Company consummated its subsequent offerings (“Subsequent Offerings”) of two additional senior secured convertible notes (the “Subsequent Offering Notes”) to the Buyer.